

Mail Stop 3561

June 6, 2016

David J. Matlin
Chairman and Chief Executive Officer
Matlin & Partners Acquisition Corporation
520 Madison Avenue
New York, New York 10022

  Re: Matlin & Partners Acquisition Corporation
    Amendment No. 1 to Draft Registration Statement on Form S-1
    Submitted May 24, 2016
    CIK No. 0001670349

Dear Mr. Matlin:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Business Strategy, page 3

1. We note your response to comment 5. Please provide support for your statement that management has experience creating shareholder value, and provide additional context for this assertion, including any external factors that may have influenced any accretion in shareholder value. Alternatively, please revise your disclosure to state that it's management's belief that they have experience creating shareholder value.

Our Acquisition and Investment Process, page 5

2. We note your disclosure that you will not pursue an initial business combination with a portfolio company of MatlinPatterson or its affiliates. We also note your disclosure that you will target companies with exposure to the materials, metals, mining and/or

energy sectors. Please disclose the number of portfolio companies of MatlinPatterson or its affiliates that operate in the industry sectors that you plan to target.

Permitted purchases of public shares by our affiliates, page 16

3. We note your response to comment 9 and your amended disclosure. Please disclose whether there is any limit to the amount of shares your initial shareholders may purchase in order to secure a stockholder approval for a proposed combination.

4. Please clarify here and throughout your prospectus that you intend to use substantially all interest earned for taxes and will likely only return $10.00 per share upon redemption or liquidation.

Dividend Policy, page 59

5. Please disclose here and on page 121 the 1.2-for-1 stock split in the form of a dividend issued in May 2016.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products